Galileo Acquisition Corp.

1049 Park Avenue, 14A

New York, NY 10028

(347) 517-1041

October 15, 2019

VIA EDGAR

Mr. James Guigliano

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Galileo Acquisition Corp.
Registration Statement on Form S-1
Filed October 2, 2019, as amended
File No. 333-234049

Dear Mr. Guigliano:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galileo Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. EST on Thursday, October 17, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Luca Giacometti
Luca Giacometti
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP